UNICREDIT CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Financial Statements and Supplemental Schedules

December 31, 2025

These Financial Statements and Schedules
should be deemed confidential pursuant
to subparagraph (e)(3) of Rule 17a-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Unicredit Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 East 42nd Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominick Valente	212 672-5884	dominick.valente@unicredit.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Valente, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Unicredit Capital Markets LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UniCredit Capital Markets LLC

(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2025

Table of Contents

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
UniCredit Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I through III ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 11, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2025

Assets

Securities owned, at fair value	$	249,927,287
Cash		2,273,132
Underwriting fees receivable		1,849,039
Due from affiliated company		474,728
Total assets	$	254,524,186

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,180,614
Total liabilities		1,180,614
Member's equity:		
Total member's equity		253,343,572
Total liabilities and member's equity	$	254,524,186

See accompanying notes to financial statements

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Income

Year Ended December 31, 2025

Revenues:		
Firm underwriting and selling fees	$	15,884,130
Interest on securities		9,965,864
Unrealized loss on securities owned		(58,392)
Other income		65,624
Total revenues		25,857,226
Expenses:		
Referral fees due to affiliates		2,858,425
Employee compensation and benefits		710,672
Overhead allocation – affiliated companies		950,460
Commitment fees		79,333
Information services		78,189
Professional fees		248,814
Other		62,034
Occupancy and equipment		37,836
Total expenses		5,025,763
Net income	$	20,831,463

See accompanying notes to financial statements

3

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$ 20,831,463
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on securities owned	58,392
Changes in operating assets and liabilities:	
Underwriting fees receivable	(1,046,738)
Due from affiliated company	(192,364)
Accounts payable and accrued expenses	515,111
Net cash provided by operating activities	20,165,864
Cash flows from investing activities:	
Securities owned - purchases of U.S. Treasuries	(973,307,658)
Securities owned - maturities of U.S. Treasuries	954,300,000
Net cash used in investing activities	(19,007,658)
Net change in cash	1,158,206
Cash at January 1, 2025	1,114,926
Cash at December 31, 2025	$ 2,273,132

See accompanying notes to financial statements

4

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Changes in Member's Equity

Year Ended December 31, 2025

		Total member's equity
Balance at January 1, 2025	$	232,512,109
Net income		20,831,463
Balance at December 31, 2025	$	253,343,572

See accompanying notes to financial statements

5

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Notes to Financial Statements
December 31, 2025

(1) Organization

UniCredit Capital Markets LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank GmbH, Munich (UCB Bank or the Parent).

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. In addition, the Company provides financial services in the form of chaperoning to the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Firm's underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs. The Company believes that the performance obligation is satisfied on the trade date. Interest is recognized on an accrual basis based on the instruments contracted terms.

(d) Segment Reporting

The Company adopted Accounting Standards Codification (ASC) 280, *Segment Reporting*, as amended by Accounting Standards Update (ASU) 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures* in 2024.   ASU 2023-07 requires the disclosure of revenue and expenses associated with each Segment of a company's business.

6

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including soliciting transactions in equity and fixed income securities of domestic and foreign issuers as well as investing the capital of the Company in US Treasury Bills. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Statement of Income on page 3 reflects the segment revenues and significant expenses for the year ended December 31, 2025.

(e) *Cash and Cash Equivalents*

The Company considers balances at banks and highly liquid investments, of which there were none, with original maturities of three months or less when purchased to be cash equivalents.

(f) *Securities Transactions*

Securities owned, at fair value is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

(g) *Income Taxes*

The Company is a Limited Liability Company which is 100% owned by UCB Bank and disregarded for U.S. tax purposes. As a result, the Company's income and deductions are reported in UCB Bank's federal, state and local tax returns.

(3) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $23,500 for the 2025 calendar year. In addition, participants at or over the age of 50 and between age 60-63 may elect to make additional "catch-up" contributions to the Plan not to exceed $7,500 and $11,250 in 2025 respectively. The Company contributes an additional 50% of the contributions made by the participants. The Company did not have a matching contribution for the year ended December 31, 2025.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements. The Company's profit sharing expense was $34,500 for the year ended December 31, 2025.

(4) Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2025, the Company had net capital of $251,019,805, which exceeded the regulatory requirement by $250,769,805.

(5) Related Party Transactions

Underwriting and Selling Fees

In 2025, the Company earned underwriting fees of $15,884,130 from customers referred to the Company by UCB Bank. Referral fees, relating to underwriting fees referred by UCB Bank totaled $2,858,425 in 2025. Of this, $912,738 was outstanding, and payable to UCB Bank, as of December 31, 2025 and was included in accounts payable and accrued expenses.

Commitment Fees

On February 2, 2025, the Company's $75,000,000 revolving credit line (Subordinated Loan Agreement approved by FINRA) with UCB Bank, that was used to support the Company's underwriting business, matured and was not renewed. Prior to maturity, the Company was paying a commitment fee of 1.19% to UCB Bank and incurred commitment fees totaling $79,333 in 2025. The revolving credit line was not drawn upon in 2025 prior to its maturity.

Due from Affiliated Company

Due from affiliated companies, totaled $474,728 on December 31, 2025. This total comprised of $409,728 of cash held at UCB Bank used for paying expenses related to the operating activities of the Company and $65,000 of fees related to chaperoning billed to UCB Bank and Unicredit SpA, Milan.

Rent and Occupancy

The Company utilizes office space of an affiliate and paid $33,996 in office rental expense and certain other occupancy costs during 2025.

Overhead Allocation – Affiliated Company

The Company paid $950,460 to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

(6) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(7) Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1   Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2   Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3   Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2025:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries - March 5, 2026 maturity	$ 249,927,287	$ 249,927,287	$ -	$ -
Total	$ 249,927,287	$ 249,927,287	$ -	$ -

(8)   Subsequent Event

The Company has evaluated subsequent events through February 11, 2026, the date on which the financial statements were available to be issued. Management has concluded that there were no subsequent events that are required to be accrued and disclosed.

Schedule I

UniCredit Capital Markets LLC

(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Computation of Net Capital for Brokers and Dealers Pursuant to Uniform Net Capital Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2025

Credits:	
Total member's equity	$ 253,343,572
Debits:	
Nonallowable assets:	
Underwriting fee receivable	1,849,039
Due from affiliated company	474,728
	2,323,767
Net capital before haircuts	251,019,805
Haircuts	—
Net capital	251,019,805
Minimum net capital requirement – $250,000	250,000
Excess net capital	$ 250,769,805
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 250,719,805

Schedule II

Reconciliation Under Rule 17a-5(d)(2) of the Securities Exchange Act of 1934

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2025, as filed on January 23, 2026.

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2025

Statement of Exemption from Rule 15c3-3:
    The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934,
       in that the Company's activities are limited to those set forth in the conditions for exemption
       appearing in Paragraph (k)(2)(i) of the Rule.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
UniCredit Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UniCredit Capital Markets LLC (Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

New York, New York
February 11, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Exemption Report
For the Year Ended December 31, 2025

To the best knowledge and belief of UniCredit Capital Markets LLC:

(1) UniCredit Capital Markets LLC has claimed an exemption from
     SEC Rule §240.15c3-3 under the provisions in paragraph
     (k)(2)(i).

(2) UniCredit Capital Markets LLC has met the identified exemption provisions
     in paragraph (k)(2)(i) of SEC Rule §240.15c3-3 throughout the
     most recent fiscal year, without exception.

Dominick Valente
President
UniCredit Capital Markets LLC